Rider attached to and forming a part of Policy issued by MONY Life Insurance Company of America

The effective date of this Rider is the Date of Issue of the Policy. If any provision of this Rider is inconsistent with any provision of the Policy, the Rider provision controls the Rider.

ENHANCED CASH SURRENDER VALUE RIDER

Definitions - "Insured" means the insured named in the Policy to which this rider is attached.

The Benefit - During the first ten policy years following the Date of Issue of this Rider and subject to the provisions and limitations of this Rider, the amount payable to the Certificate Owner upon a full cash surrender of the certificate of insurance issued under the Policy, will be increased by an additional percentage of the policy value as defined in the certificate less any debt in each policy year as follows:

                                ENHANCED CASH
                               SURRENDER VALUE
POLICY YEAR                      PERCENTAGE
1                                  [10.0%
2                                   10.0%
3                                   10.0%
4                                   10.0%
5                                   10.0%
6                                   10.0%
7                                   10.0%
8                                   10.0%
9 and later                            0%]

The enhanced amounts indicated above apply only with respect to a complete cash surrender of the Policy and all certificates. The enhancements do not apply to any replacement or exchange of this Policy for another insurance carrier's policy.

The enhanced amounts are not added to the Policy Value of the Policy for purposes of loans and partial withdrawals.

Rider Cost - There is no additional cost for this rider.

Rider Termination - This Rider will end on the earliest of:
(a) the date of the first business day on which we receive at our Operations Center the Certificate Owner's written request to end it.
(b) the 10th policy anniversary;
(c) the date the Policy goes out of force.

On and after its end, this Rider will have no force.

Attached on its Date of Issue.

/s/ David S. Waldman
DAVID S. WALDMAN, Secretary

02109